Exhibit 99.2

 18 SEPTEMBER 2019    CAPITAL RAISING PRESENTATION  NASDAQ:PNRL ASX:PNL  Not for release to U.S. wire services or distribution in the United States

 1    IMPORTANT NOTICE & DISCLAIMER  Not an OfferThis presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Paringa Resources Limited (“Paringa” or the "Company") and must not be disclosed to any other party and does not carry any right of publication. Neither this presentation nor any of its contents may be reproduced or used for any other purpose without the prior written consent of the Company. This presentation does not constitute an offer of New Shares in any jurisdiction in which it would be unlawful. In particular, this presentation may not be distributed to any person, and the New Shares may not be offered or sold, in any country outside Australia except to the extent permitted under the section of this presentation entitled "International Offer Restrictions". This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States. The New Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended ("U.S. Securities Act") or the securities laws of any U.S. state or other jurisdiction of the United States and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This presentation has been prepared by Paringa as a summary only, and does not contain all information about Paringa’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Paringa’s securities. Any investment in Paringa should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Paringa does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Paringa are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Cautionary note regarding reserves and resourcesYou should be aware that as an Australian company with securities listed on the ASX, the Company is required to report reserves and resources in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition). You should note that while the Company's reserve and resource estimates comply with the JORC Code, they may not comply with the relevant guidelines in other countries and, in particular, do not comply with (i) National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators and (ii) Industry Guide 7, which governs disclosures of mineral reserves in registration statements filed with the U.S. Securities and Exchange Commission ("SEC"). Information contained in this presentation describing the Company's mineral deposits may not be comparable to similar information made public by companies subject to the reporting and disclosure requirements of Canadian or US securities laws. In particular, Industry Guide 7 does not recognise classifications other than proven and probable reserves and, as a result, the SEC generally does not permit mining companies to disclose their mineral resources in SEC filings. You should not assume that quantities reported as “resources” will be converted to reserves under the JORC Code or any other reporting regime or that the Company will be able to legally and economically extract them. Forward Looking StatementsSome of the statements contained in this presentation are forward looking statements. Forward looking statements include but are not limited to, statements concerning plans for its mineral projects, exploration and development activities, development plans and timing, development and operating costs, and other statements which are not historical facts. When used in this presentation, and in other published information of Paringa, the words such as “aim”, “could”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions are forward-looking statements. Although Paringa believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward looking statements include the potential that Paringa’s projects may experience technical, geological, metallurgical and mechanical problems, changes in mineral product prices and other risks not anticipated by Paringa. Competent Persons StatementsThe information in this report that relates to Exploration Results and Coal Resources is based on, and fairly represents, information compiled or reviewed by Mr. K. Scott Keim, a Competent Person who is a Member of The American Institute of Professional Geologists. Mr. K. Scott Keim is employed by MM&A. Mr. K. Scott Keim has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and to qualify as a Qualified Person as defined in the 2011 Edition of the National Instrument 43-101 and Canadian Institute of Mining’s Definition Standards on Mineral Reserves and Mineral Resources. Mr. K. Scott Keim consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.The information in this report that relates to Coal Reserves is based on, and fairly represents, information compiled or reviewed by Mr. Justin S. Douthat, a Competent Person who is a Registered Member of the Society for Mining, Metallurgy & Exploration. Mr. Douthat is employed by MM&A. Mr. Douthat has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and to qualify as a Qualified Person as defined in the 2011 Edition of the National Instrument 43-101 and Canadian Institute of Mining’s Definition Standards on Mineral Reserves and Mineral Resources. Mr. Douthat consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.The Coal Resources and Coal Reserves underpinning the production targets in this presentation have been prepared by Competent Persons in accordance with the requirements in the JORC Code. The mine plan used in the Bankable Feasibility Study for the Buck Creek Mining Complex (refer ASX announcement dated March 28, 2017) to underpin the production target of 175.3 million tons of total run-of-mine (ROM) coal produced over the life-of-mine (LOM) (which equates to 133.9 million tons of total clean coal produced over the LOM) is based on: (i) Proven ROM Recoverable Coal Reserves of 43.5Mt (24.8%); (ii) Probable ROM Recoverable Coal Reserves of 92.2Mt (52.6%); (iii) Measured Recoverable Coal Resources of 11.9Mt (6.8%); and (iv) Indicated Recoverable Coal Resources of 27.7Mt (15.8%).

ENTITLEMENT OFFER AND PROPOSED ROYALTY FINANCING

TO FUND MINE RAMP-UP TO POSITIVE CASHFLOW

- US$5.6M [1] entitlement offer + proposed US$9.0M royalty financing to fund ramp-up to free cash flow
- Mine ramp-up slower than expected – actions have been taken to address this
  - Led to a funding gap and proposed amendment of the Company's Tribeca Term Loan
- Paringa expects to be free cash flow positive in February 2020 on a 2 Unit basis at a 1.7Mtpa run rate
- Unit 3 construction expected to begin March 2020
- August 2019 annualized revenue rate of US$29.5M @ $40.50 /t pricing [2]
- Poplar Grove mine medium to long term projections unchanged
- Tribeca Term Loan proposed to be amended
  - To resize 2nd tranche from US$16M to US$10M [3] , address funding gap and termination of BREC supply contract
- Appointed Jim Middleton, Operations Executive, formerly Director of Glencore's underground coal operations to assist in driving ramp-up

1. Assuming an USD:AUD exchange rate of 0.69
2. Based on August tons shipped of 60,599 at $40.50/t, annualized
3. Unit 3 capex projected at US$5.9M

2

EQUITY RAISING OVERVIEW

PARINGA RESOURCES LIMITED

Offer size and structure	Paringa Resources Limited ("**Paringa**" or the "**Company**") (ASX: PNL) has announced an accelerated pro rata non-renounceable entitlement offer of up to 115.3 million fully paid ordinary shares ("**New Shares**") on the basis of 1 New Share for every 4 shares held by eligible investors on the record date, to raise up to approximately A$8.07 million (before costs) ("**Entitlement Offer**" or "**Equity Raising**") • The New Shares issued under the Entitlement Offer will be listed on ASX and rank pari-passu with the existing fully paid ordinary shares
Offer price	• Offer price of A$0.07 per New Share represents a: o 12.9% discount to TERP [1] of A$0.0804; o 15.7% discount to the last closing price of A$0.083; and o 14.2% discount to the 10-day VWAP of A$0.0816
Institutional Entitlement Offer	• New Shares issued pursuant to the Entitlement Offer will be issued without disclosure and qualified for secondary trading under s 708AA of the Corporations Act • The Entitlement Offer will be made to existing eligible institutional shareholders on an accelerated basis ("**Institutional Entitlement Offer**") and then be followed by a retail component ("**Retail Entitlement Offer**")
Retail Entitlement Offer [2]	• Retail Entitlement Offer open to eligible retail shareholders in Australia and New Zealand from Wednesday, 25 September 2019 to 5:00pm (AWST) Friday, 4 October 2019

1. The TERP is a theoretical price at which Paringa shares trade immediately after the ex-date for the Entitlement Offer assuming 100% take-up of the Entitlement Offer. The TERP is a theoretical calculation only and the actual price at which Paringa shares trade immediately after the ex-date for the Entitlement Offer will depend on many factors and may not be equal to TERP. TERP is calculated by reference to Paringa's closing price of A$0.083 on Tuesday, 17 September 2019
2. Retail shareholders must read the Retail Offer Booklet which contains full information on the Retail Entitlement Offer and application process

3

 4  NASDAQ:PNRL ASX:PNL  EQUITY RAISING TIMETABLE  The above timetable is indicative only and subject to change. Paringa, in conjunction with the Lead Manager, reserves the right to amend any or all of these events, dates and times subject to the Corporations Act 2001 (Cth), the ASX Listing Rules and other applicable laws. All times and dates are in reference to Australian Western Standard Time.  Key Event  Time / Date 1 (AWST)  Trading Halt and Announcement of Equity Raising  Wednesday, 18 September 2019  Institutional Entitlement Offer Opens  Wednesday, 18 September 2019  Institutional Entitlement Offer Closes  Thursday, 19 September 2019  Announcement of outcome under Institutional Entitlement Offer  Friday, 20 September 2019  Trading in Paringa Shares recommences on an ex-entitlement basis  Friday, 20 September 2019  Record Date for Entitlement Offer  Friday, 20 September 2019  Retail Entitlement Offer opens and Retail Offer Booklet dispatched   Wednesday, 25 September 2019  Settlement of New Shares issued under Institutional Entitlement Offer  Friday, 27 September 2019  Allotment and trading of New Shares issued under Institutional Entitlement Offer  Monday, 30 September 2019  Retail Entitlement Offer Closes  Friday, 4 October 2019  Announcement of outcome under the Retail Entitlement Offer  Wednesday, 9 October 2019  Issue of New Shares issued under Retail Entitlement Offer  Friday, 11 October 2019

 5  PROJECTED ROAD MAP TO POSITIVE CASH FLOW 1,2   CAPITAL RAISING  Monthly operating projections developed in conjunction with Stantec Consulting, a large global consulting firm with expertise in North American coal mines. Paringa expects to be free cash flow positive from February 2020 on a 2 Unit basis. Unit 3 construction is anticipated to begin in March 2020.Assumes the Equity Raising is fully subscribed and the Proposed Royalty Financing completes.    +ve cash flow

 NASDAQ:PNRL ASX:PNL  RAMP-UP DELAYS AND SOLUTIONS  September: Appointed Jim Middleton, Operations Executive, formerly Director of Glencore’s underground coal operations   MINE RAMP-UP SLOWER THAN EXPECTED LEADING TO FUNDING GAP  Delays  Action taken  Paleo channel / water ingress slowed early stage (post bottom development) mining  Mining has progressed beyond the paleo channel  High winds in June destroyed RoM coal stacker – increased fines generation  New RoM coal stacker has been installed  Pre-determined geological fault encountered slightly earlier than predicted  Adjusted short-term mine plan to move away from geological fault  Early stage out of seam dilution higher than forecast, impacting plant yield  Continued focus on best operational practices, including mining heights & material segregation    Stantec Mining Consultants engaged in June to optimize mine planning, with a focus on free cash flow

ROYALTY FINANCING & TERM LOAN AMENDMENT TERM SHEET

PARINGA RESOURCES LIMITED

Proposed Royalty Financing – Key Terms	
Provider	• Tribeca Global Resources Credit Pty Ltd and/or the other lenders under the existing Term Facility Agreement
Royalty	• 2.0% of gross revenue from all coal leases (current and future) within the Buck Creek Mining complex consisting of the Poplar Grove and Cypress Creek Coal Mines • Royalty payable for the life of the mine
Purchase Price	• US$9.0 million
Facility fee	• 3.0% of the Purchase Price
Royalty payments	• Paid quarterly
Conditions Precedent	• Closing of a US$5 million equity raising (to be satisfied by the Equity Raising, assuming exchange rate of 0.69), legal and tax due diligence, confirmation that the royalty can be granted and completion of formal documentation in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment, which will include customary conditions
Repayment	• 14 day right to match any transfer of interest in Royalty
Make Whole Payment	• Make Whole Payment equal to the Purchase Price less aggregate of royalty payments made is payable to the Provider if an event of insolvency of Hartshorne Mining Group LLC (**Hartshorne**) (the Company's U.S. subsidiary) occurs. The royalty is terminated upon payment of the Make Whole Payment
Security	• Royalty payments and the Make Whole Payment benefit from first ranking security over Hartshorne, Paringa and its subsidiaries (and ranking equally with the security for the Tribeca Term Loan) and shall be second ranking to any other subsequent or replacement debt facility that replaces the Tribeca Term Loan
Financial Advisor	• Argonaut Capital Limited

7

ROYALTY FINANCING & TERM LOAN AMENDMENT TERM SHEET

PARINGA RESOURCES LIMITED

Proposed Tribeca Term Loan Amendment - Key Terms	
Tranche 2 commitment	• Tranche 2 of Tribeca Term Loan will be resized from US$16 million to US$10 million [1]
Tranche 2 availability	• Tranche 2 to fund capital expansion of the 3rd mining unit at the Poplar Grove Mine, subject to satisfying certain conditions precedent including achieving the ramp-up test which is expected to occur in H1 2020
Conditions precedent	• Closing of a US$5 million equity raising (to be satisfied by the Equity Raising, assuming exchange rate of 0.69), legal and tax due diligence, confirmation that the royalty can be granted and completion of formal documentation in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment, which will include customary conditions
Options	• Issue of 60,000,000 Paringa options to Tribeca; 30,000,000 with a strike price of A$0.085 cents per option and 30,000,000 with a strike price of A$0.100 cents per option • Following issue of these options, 25,000,000 Paringa options currently held by Tribeca will be cancelled • The issue of the new Paringa options and cancellation of existing Paringa options held by Tribeca will be subject to shareholder approval and receipt of ASX waivers • If the options are not issued within 60 days of the Proposed Term Loan Amendment becoming effective, a A$2.5 million fee must be paid to the lenders in lieu of issuing the options
Interest rate margin	• Amended from 7.50% to 9.50% p.a. until such time that two consecutive quarters of EBITDA of not less than U$4 million has been delivered
Interest base rate	• Amended so that the interest base rate is subject to a floor of 5.50% p.a.
Board observer	• Nominee of Tribeca to take up a Board observer role
Other	• Other amendments to the Tribeca Term Loan will include (i) remove references to the Big River Supply Agreement and any potential events of default related thereto; (ii) the thresholds and format for ongoing financial covenants; (iii) an undertaking for first coal production from Unit 3 by 1 December 2020; and (iv) changes to thresholds and start date for certain review events

8

1. Unit 3 expansion capex of $5.9M

 9  SOURCES AND USES  Sources of Funds  USD M  Equity Capital Raising 1  5.6  Tribeca Royalty Financing 2  9.0  Cash balance (1 Sept. 2019)  5.4  Total  20.0  Use of Funds 3  USD M 1  Capex  5.7  Working capital  5.8  Interest & transaction costs  3.5  Minimum cash balance  5.0  Total  20.0  Assumes FX Rate of AUD:USD 0.69 and that the Equity Raising is fully subscribedAssumes that the Royalty Financing completes1 October 2019 to 31 January 2020. Assuming the Equity Raising is fully subscribed and the Proposed Royalty Financing completes. If less than US$14.6 million is raised from the Equity Raising and the Proposed Royalty Financing, the Company will firstly pay the associated expenses of the Equity Raising and then scale back funds available for capital expenditure and working capital.

 FINANCIAL PROJECTIONS 1  BUSINESS MODEL INTACT – SIGNIFICANT FREE CASH FLOW  10  Year ending December 31, US$M  2020  2021  2022  2023  Total marketable production (million tons)  1.8  2.5  2.5  2.8  Total revenue  74.3  105.6  111.5  130.2  EBITDA  10.1  18.8  22.7  36.3  Margin %  14%  18%  20%  28%            Development capital 2  7.4 3  2.5  5.4  -  Sustaining capital  2.9  3.2  3.0  2.9  Total Capex  10.3  5.7  8.4  2.9  Based on the material assumptions set out in slide 29Includes Unit 3 expansion capex & ventilation shafts for mine progression Unit 3 expansion capex of $5.9M Selling price based on existing contracts; prices for uncontracted tons assumed as equal to existing contracts. Operating cost including royalties, excluding SG&A  PROJECTED EBITDA & EBITDA MARGINS  PROJECTED OPERATING MARGINS 4    EBITDA (US$M)    EBITDA Margin (%)    Projected ave. selling price / t    Projected operating cost / t  Unit 3 expansion capex of $5.9M

PRO-FORMA CAPITAL STRUCTURE

PARINGA RESOURCES LIMITED

Capital Structure [1]	
Current Shares on Issue	461.3 million
Entitlement Offer @ A$0.07 per share *(assuming fully subscribed)*	115.3 million
Pro-Forma Shares on Issue	576.6 million
Current options on issue	42.2 million
Pro-Forma Options on issue [2]	77.2 million
Performance rights	16.4 million



Major Shareholders	
Australian Super	11%
Mitsubishi UFJ Financial Group	9%
Tribeca Partners	6%
Directors & Management	9%

Board

Ian Middlemas (Chairman)

Egan Antill (Managing Director & CEO)

Todd Hannigan (Deputy Chairman)

David Gay (President & Exec. Director)

Tom Todd (Non Exec. Director)

Jon Hjelte (Non Exec. Director)

Richard McCormick (Non Exec. Director)

1. A Royalty Financing Fee equal to 3% of the value of Royalty Financing will be payable in shares to Argonaut Capital Limited at an issue price equivalent to the Equity Raising price, to be issued upon Royalty Financing being made available for drawdown. The capital structure table excludes these shares.
2. Assuming cancellation of existing 25,000,000 Tribeca options and issue of 60,000,000 new Tribeca options, which is subject to the Proposed Term Loan Amendment proceeding , shareholder approval and receipt of ASX waivers

11

 Equipment per mining super-section  Quantity  Continuous miner  2  Coal haulers (battery haulers)  4  Roof bolter  2 – 3  Feeder-Breaker  1  Scoop  2  Electrical power center  1  OPERATION SUMMARY  SIMPLE ROOM AND PILLAR OPERATIONS  12  NASDAQ:PNRL ASX:PNL  Typical development MINING UNIT CONFIGURATION  Room and pillar mining is an efficient, low cost method widely employed in the ILBPoplar Grove operates continuous miner super-sections (“mining units”)Each mining unit consists of 2 continuous miners and other ancillary equipment  MINING UNIT EQUIPMENT LIST

 KEY PRODUCTION MILESTONES  RAMP-UP PROGRESSION AND EXPANSION TO 3RD MINING UNIT   13  Q3 2019  Q4 2019  Q1 2020  Q2 2020  Q3 2020  Q4 2020  2021  2022  2023  Equity raise1  Royalty sale1  Tranche 2 funding ($10M)  Unit 3 construction  Unit 3 production  2.5mtpa $19M EBITDA  2.5mtpa$23M EBITDA  2.8mtpa $36M EBITDA  Unit 3 construction  Positive cash flow  Unit 1 full run rate  Unit 2 full run rate   Note: Refers to calendar quartersAssumes the Equity Raising is fully subscribed and the Proposed Royalty Financing completes.

ILLINOIS BASIN: A CONSOLIDATED MARKET

INDEPENDENT COAL SUPPLIER TO A HIGHLY CONSOLIDATED MARKET

- In Paringa's sub-region of western Kentucky, except for Paringa, >95% of coal is produced by Alliance Resource Partners ("Alliance") & Murray Energy ("Murray")
- Local utilities are eager to contract with a new producer: Paringa
- Alliance acquired and closed the Pennyrile mine in September, removing 1.3Mtpa from the market
- Consolidation in the regionally isolated market has led to stable historical pricing

SIGNIFICANT 2018 ILB COAL PRODUCERS (Mt)


35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Major producers in western Kentucky with majority of supply
Poplar Grove 1
Cypress 1
Paringa
Peabody
Murray (+ Foresight)
Alliance

OHIO RIVER & SOUTH EAST MARKETS FOR ILB COAL


Buck Creek Mining Complex
Barge Un-loading Terminal
Ohio River Market
South East Market
Medium-High Volatile Bituminous
State Boundary
Major Rail
Major River - Barge Route
Ohio River Market
ILLINOIS BASIN
SCH - Four Rivers Terminal
SCH - Calvert City Terminal
SunCoke Ceredo Coal Terminal
CENTRAL APPALACHIAN BASIN
WASHINGTON D.C.
Chicago
Detroit
Boston
New York
Philadelphia
Oklahoma City
Memphis
Atlanta
Dallas
South East Market
N
500 km

Source: Doyle Trading Consultants (DTC), 2018 ILB production of 106.8Mt

1. Forecast steady state production

14

NASDAQ:PNRL ASX:PNL

COAL SALES CONTRACTS

PARINGA RESOURCES LIMITED

100% OF 2019 AND ~50% OF 5 YEARS PRODUCTION PRE-SOLD

- Fixed price contracts executed with major local utilities; LG&E and AEP
- 100% of 2019 and ~50% of first 5 year production pre-sold
- Future sales contract negotiations focused on delivery from 2020 onwards

LG&E TRIMBLE COUNTY POWER PLANT ON THE OHIO RIVER



CONTRACTED SALES POSITION [1] 2019 – 2023 (Kt)



Committed tons %
LG&E
OVEC-IKEC (AEP)
~100%
~75%
~47%
~40%
~35%
2,100
1,400
700
0
2019
2020
2021
2022
2023

1. Approximate on a per annum basis. Contracts allow for roll over of tons between years.

15 NASDAQ:PNRL ASX:PNL

PARINGA RESOURCES OVERVIEW

PARINGA RESOURCES LIMITED

VALUE INVESTMENT OPPORTUNITY

- Fixed price contracts locked-in, covering ~50% of the first 5 years of production
  - 100% of 2019 and 75% of 2020 production under contract
  - ~50% of next 5-years production is under contract
  - High certainty for near term cash flow, upside exposure to western Kentucky coal prices over the medium term

- At the low end of the regional cost curve
  - Simple, low cost operations
  - Skilled, non-union workforce in a mining friendly jurisdiction

- A new entrant to the favorable Illinois Basin market
  - There has been a decrease in supply of coal in the Illinois Basin
  - Spare capacity in the Illinois Basin is the lowest among all major U.S. coal basins
  - Alliance Resource Partner's acquisition of Pennyrile has removed 1.3Mtpa of ILB capacity

16

NASDAQ:PNRL ASX:PNL

17  NASDAQ:PNRL ASX:PNL  KEY RISKS  1.1 IntroductionThere are a number of factors, both specific to the Company and of a general nature, which may, either individually or in combination, affect the future operation, exploration, development and financial performance and/or financial position of the Company, its prospects, and/or the value of the Shares. Many of the circumstances giving rise to these risks are beyond the control of the Company, the Directors or its management.Set out below are the areas the Directors regard as the major risks associated with an investment in the Company. However, the following is not an exhaustive list or explanation of all risks that prospective investors may face when making an investment in the Company and should be used as guidance only. These risks and uncertainties are not the only ones facing the Company. The order in which risks are presented is not necessarily an indication of the likelihood of the risks actually materialising, of the potential significance of the risks or of the scope of any potential harm to the Company’s business operations, prospects, financial condition and operational results. Additional risks and uncertainties relating to the Company that are not currently known to the Company, or that the Company currently deems immaterial, may individually or cumulatively also have a material adverse effect on the Company’s business operations, prospects, financial condition and operational results. If any such risks should occur, the price of the Shares may decline and investors could lose all or part of their investment. Investors should consider carefully whether an investment in the Company is suitable for them in the light of their personal circumstances. There may also be additional risks (including financial and taxation risks) that you should consider in light of your own personal circumstances.1.2 Specific investment risksProposed Tribeca Term Loan Amendment and Proposed Royalty Financing conditional and not definitively agreedThe Company has entered into a term sheet with Tribeca in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment. The term sheet has been approved by Tribeca's investment committee but remains conditional and subject to the Company raising US$5 million in equity (net of costs) (Capital Raising Condition), legal and tax due diligence by Tribeca, confirmation that the royalty can be granted, and completion of formal documentation. The ability to satisfy conditions is outside the control of the Company. If any of these conditions are not satisfied the Proposed Term Loan Amendment and Proposed Royalty Financing will not proceed unless otherwise agreed by Tribeca. The Company is seeking to satisfy the Capital Raising Condition by conducting the Entitlement Offer. The Entitlement Offer is not underwritten and there is a risk that the Company will not be able to raise sufficient funds from the Entitlement Offer to be able to satisfy the Capital Raising Condition including due to the level of participation in the Entitlement Offer and adverse movements in AUD:USD exchange rates. If this occurs the Company will not be able to satisfy the Capital Raising Condition unless it can successfully take other steps to raise the remaining capital.Subject to becoming effective, the Proposed Royalty Financing and Proposed Term Loan Amendment will ensure that the previously announced termination of the Company's supply agreement with Big Rivers Electric Corporation on 17 July 2019 and the funding gap issues arising from the slower than expected ramp-up of the Poplar Grove Mine do not result in any events of default occurring under the Term Loan Facility. If the Proposed Royalty Financing and Proposed Term Loan Amendment do not proceed, then the Company will need to negotiate an extension or waiver with Tribeca and/or raise additional capital to avoid an event of default occurring under the TLF. An event of default could entitle Tribeca and the Company's other financiers to exercise certain remedies, including acceleration of repayment of borrowings or the enforcement of security interests over the Company's assets. In such event there is a risk that the Company would become insolvent, unless the Company was able to raise additional funds through equity or debt financing or disposal of assets.Production RiskThe Company is currently in the process of ramping-up the Poplar Grove Mine and does not expect to reach free cash flow until February 2020. The Company may encounter unexpected difficulties, including shortages of materials or delays in delivery of materials, unexpected operational events, facility or equipment malfunctions or breakdowns, unusual or unexpected adverse geological conditions, cost overruns, regulatory issues, adverse weather conditions and other catastrophes, such as explosions, fires, floods and accidents, increases in the level of labor costs and the existence of any labor disputes, and adverse local or general economic or infrastructure conditions. In addition, there will be operating losses which need to be funded as the Poplar Grove Mine undergoes commissioning and ramps-up to full production. The development of the Company's properties involves numerous regulatory, environmental, political and legal uncertainties which are beyond the Company's control and that may cause delays in, or increased costs associated with, their completion. Accordingly, the Company may not be able to complete the development of the Poplar Grove Mine on schedule, at the budgeted cost or at all, and any delays beyond the expected development periods or increased costs above those expected to be incurred could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and ability to pay dividends to Shareholders.Commodity prices The value of the Company's assets may be affected by fluctuations in commodity prices and exchange rates, such as the USD denominated Illinois Basin thermal coal prices and the AUD / USD exchange rate.These prices can fluctuate, and are affected by numerous factors beyond the control of the Company. These factors include weather patterns, demand for alternative energy sources, forward selling by producers, and production cost levels of substitute fuels (such as natural gas). Other factors include outcome of future sales contract negotiations, industrial production levels, changes in coal demand, changes in the supply of seaborne coal, changes in international freight rates and the cost of substitutes for coal, expectations regarding inflation, the financial impact of movements in interest rates, coal price forward curves, global economic trends, confidence and conditions, and domestic and international fiscal, monetary and regulatory policy settings. Future production from the Company’s mineral properties will be dependent upon the Illinois Basin thermal coal price being sufficient to make these properties economic. If the Company achieves development success which leads to viable mining production, its financial performance will be highly dependent on the prevailing commodity prices. These factors can affect the value of the Company's assets and the supply and demand characteristics of Illinois Basin thermal coal, and may have an adverse effect on the viability of the Company's development and production activities, its ability to fund those activities and the value of its assets. The Company does not currently hedge against coal price volatility.

 18  NASDAQ:PNRL ASX:PNL  KEY RISKS (cont.)  The Company may be adversely affected by fluctuations in foreign exchange ratesThe Company operates in the USA where the Company’s capital expenditure and ongoing expenditure and sales contracts are denominated in United States Dollars. The Company currently does not engage in any hedging or derivative transactions to manage foreign exchange risk. Upon completion of the offer of New Shares, the Company intends to convert some or all of the Australian dollar proceeds raised into United States Dollars. As the Company’s operations change, its directors will review this policy periodically going forward. There can be no assurance that fluctuations in foreign exchange rates will not have a material adverse effect upon the Company’s financial performance and results of operations. The Company's future performance is uncertainThe Company has not commenced commercial production on any of its properties and does not expect the Poplar Grove mine to reach near full production capacity until the end of the 2020 calendar year and therefore does not expect to generate substantial revenue until that period. The Company has experienced losses from exploration and ramp-up operations and expects to continue to incur losses until production reaches the required level. There can be no assurance that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures are likely to increase in coming months as needed for consultants, personnel and equipment associated with construction, commissioning, ramp-up and commercial production of its operations. The amounts and timing of expenditures will depend on the progress of construction activities and production ramp-up.The Company expects to continue to incur losses until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The Company has limited operating historyThe Company has limited operating history on which it can base an evaluation of its prospects. The Company may encounter risks and difficulties experienced by companies whose performance is dependent upon newly-constructed assets, such as any one of our properties failing to perform as expected, having higher than expected operating costs, having lower than expected customer revenues, or suffering equipment breakdown, failures or operational errors. The Company may have less success in achieving a consistent operating level capable of generating cash flows from our operations as compared to a company whose major assets have longer operating histories. Despite this, members of the Company’s Board of Directors and management team have considerable experience in developing and mining of coal projects both globally and within the USA.The future success of the Company is dependent upon a number of factors, including the successful ramping-up to full production of the Poplar Grove Mine.Title to PropertiesThere are no assurances that the property title for the Company's projects are free from defects. There is no assurance that such rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company’s rights and title interests will not be challenged or impugned by third parties. Defects in title could limit the Company’s ability to recover coal from these properties or result in significant unanticipated costs.The Company conducted its exploration and development activities on properties that are leased. The mine portal and coal handling and preparation plant has been constructed on land owned by the Company. However, as is standard industry practice in the USA, title to most of the Company’s leased properties and mineral rights is not thoroughly verified by an attorney until a permit to mine the property is obtained and substantial construction activities have commenced, and in some cases, title is never fully verified by an attorney. Accordingly, actual or alleged defects in title or boundaries may exist, which may result in the loss of the Company’s right to mine on the property or in unanticipated costs to obtain leases or mining contracts to allow the Company to conduct its mining operations on the property, which could adversely affect its business and profitability. In addition, from time to time, the rights of third parties for competing uses of adjacent, overlying or underlying lands, such as oil and gas activity, coalbed methane, pipelines, roads, easements and public facilities, may affect the Company’s ability to operate as planned if its title is not superior or arrangements cannot be negotiated. In order to obtain, maintain or renew leases or mining contracts to conduct mining operations on property where these defects exist, the Company may in the future have to incur unanticipated costs. In addition, the Company is continuing with its leasing program to secure additional leased properties within the project area however there can be no guarantee that the Group will secure additional leasing and the Company may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain its leasehold interests in properties where it has not commenced mining operations during the term of the lease. As a result, the Company's results of operations, business and financial condition may be materially adversely affected.Climate change and energy conservation effortsConcerns associated with global climate change have resulted in, and are expected to continue to result in, decreased coal-fired plant capacity and utilization, phasing out and closing of many existing coal-fired power plants, fewer new coal-fired power plants, increased mining costs and decreased demand and prices for coal, thereby reducing the Company's revenues and adversely affecting the results of the Company’s operations and the value of its coal reserves. Emissions from coal consumption and production are subject to pending and proposed regulations as part of regulatory initiatives to address global climate change. In addition certain banks and other financing sources have taken action to limit available financing for the development of new coal-fueled power plants. Future laws aimed at reducing greenhouse gas emissions could result in significant costs on many coal fired power stations, which may make them unprofitable. The Company could incur substantial additional costs to comply with new laws, regulations and policies to the extent they extend to coal mining operations. The Company expects many of the newer power plants needed in the USA will be fueled by natural gas as they are cheaper to construct and permits to construct the are easier to obtain. Future environmental regulation of greenhouse gas emissions could accelerate the use by utilities of fuels other than coal. The ability of energy conservation technologies, public initiatives and government incentives and regulatory changes to reduce electricity consumption or to support forms of renewable energy could all adversely affect demand for and the price of coal.

 19  NASDAQ:PNRL ASX:PNL  KEY RISKS (cont.)  Agreements for sales or off-takeThe Company has entered into a coal sales agreement with LG&E & KU for the physical delivery of some or all of its expected coal from its projects. A third coal sales agreement with Big Rivers Electric Corporation was terminated on 17 July 2019. The Company may enter into additional coal sales contracts. These contracts are generally designed to provide protection against the fluctuations in the price of coal. If the Company fails to meet its obligations in terms of product quantity, quality or timing of supply, it may face a risk that the contract is cancelled. This could have a material adverse effect upon the Company’s financial performance and results of operations. Additional agreements for sales or off-takeTo date, the Company has only entered into three sales and off-take agreement in respect of its planned coal production from its projects. These agreements were with LG&E, KU and Big River Electric Corporation (terminated on 17 July 2019).The Company may have difficulty in finding additional off-take partners who are prepared to enter into long term off-take agreements with a party that does not have a proven production profile. If the Company is not able to negotiate such long term agreements then the expansion of the project, in particular the Cypress Mine, may be delayed or prevented.Assuming the Company is able to secure additional sales or off-take agreements in the future, it may depend upon a small number of large customers, the loss of any of which, or inability to collect payment from, could adversely affect its results of operations and financial condition. Furthermore, the Company’s ability to receive payment for coal sold and delivered depends on the continued creditworthiness of its customers. If it is unable to collect payments from any of these customers, its financial condition and results of operations could be materially adversely affected. Should the Company be unable to find customers to purchase its produced volume, its financial results may be adversely affected.Mineral resource and mineral reserve estimatesThe Company’s mineral resources and mineral reserves are estimates. Such estimates are expressions of judgment based on drilling results, past experience with mining properties, knowledge, experience, industry practice and many other factors. Estimates which are valid when made may change substantially when new information becomes available. Mineral resource and reserve estimation is an interpretive process based on available data and interpretations and thus estimations may prove to be inaccurate.For most new mine developments the actual quality and characteristics of mineral deposits cannot be known until mining takes place, and will almost always differ from the assumptions used to develop resources. Further, mineral reserves are valued based on future costs and future prices and consequently, the actual mineral reserves and mineral resources may differ from those estimated, which may result in either a positive or negative effect on operations. Any inaccuracy in the Company's mineral reserves and mineral resources estimates could result in lower than expected revenues, higher than expected costs, decreased profitability and asset impairments.Mining RisksWhen compared with many industrial and commercial operations, mining and mineral processing projects are relatively high risk. Each mineral deposit is unique. The occurrence and quality of the deposit, as well as its behaviour during mining and processing can never be wholly predicted. Estimations of the tonnes, quality and overall yield of a deposit are not precise calculations but are based on interpretation and samples from drilling, which, even at close drill hole spacing, represent a very small sample of the entire orebody.Operational risk The Company's development and mining activities will be subject to numerous operational risks, many of which are beyond the Company’s control. The Group’s production ramp-up and coal mining operations are subject to operating risks that could impact the amount of coal produced at its coal mines, delay coal deliveries or increase the cost of mining for varying lengths of time. The Company’s operations may be curtailed, delayed or cancelled as a result of factors such as adverse weather conditions, changes or variations in geologic, hydrologic or other conditions, mechanical difficulties, shortages in or increases in the costs of consumables, spare parts, plant and equipment, external services failure (such including energy and water supply), industrial disputes and action, difficulties in commissioning and operating plant and equipment, IT system failures, mining, processing and loading equipment failures and unexpected maintenance problems or plant breakdown, difficulties associated with mining under or around surface obstacles, mine safety accidents, including fires and explosions from methane and other sources , a shortage of skilled and unskilled labour and compliance with governmental requirements. Hazards incidental to the development and mining of mineral properties such as unusual or unexpected geological formations may be encountered by the Company. Industrial and environmental accidents could lead to substantial claims against the Company for injury or loss of life, and damage or destruction to property, as well as regulatory investigations, clean up responsibilities, penalties and the suspension of operations.  If any of these or other conditions or events occur in the future, they may increase the cost of mining or delay or halt production or sales to our customers, which could adversely affect our results of operations or decrease the value of our assets. The Company will endeavour to take appropriate action to mitigate these operational risks (including by ensuring legislative compliance, properly documenting arrangements with counterparties, and adopting industry best practice policies and procedures) or to insure against them, but the occurrence of any one or a combination of these events may have a material adverse effect on the Company's performance and the value of its assets.The Group has in place a framework for the management of operational risks and an insurance program which provides insurance coverage for a number of these operating risks.

 20  NASDAQ:PNRL ASX:PNL  KEY RISKS (cont.)  Environment The operations and proposed activities of the Company are subject to State and Federal laws in the United States, regulations and permits concerning the environment. If such laws are breached or modified, the Company could be required to cease its operations and/or incur significant liabilities including penalties, due to past or future activities.As with most mining operations, the Company’s activities are expected to have an impact on the environment. It is the Company’s intention to conduct its activities to an appropriate standard of environmental obligation, including in compliance in all material respects with relevant environmental laws. Nevertheless, there are certain risks inherent in the Company’s activities which could subject the Company to extensive liability. The Company intends to produce both higher sulfur and low sulfur coal. Significant increases in the price of emissions allowances could reduce the competitiveness of higher sulfur coal compared to low sulfur coal and possibly natural gas at power plants not equipped to reduce sulfur dioxide emissions.The cost and complexity in complying with the applicable environmental laws and regulations may affect the viability of potential developments of the Company's projects, and consequently the value of those projects, and the value of the Company's assets. CompetitionThe mineral resource industry is competitive in all of its phases. The Company competes with other companies, including major coal mining companies. Some of these companies have greater financial and other resources than the Company and, as a result, may be in a better position to compete for sales contracts, the recruitment and retention of qualified employees, coal leases and new business opportunities. If the Company cannot compete effectively with these other companies, it may have a material adverse effect on the Company’s performance.The Company competes with numerous other coal producers in various regions of the United States for domestic and international sales. The Company also expects to compete in international markets against coal producers in other countries. International demand for U.S. coal exports also affects coal demand in the United States. This competition affects coal prices and could adversely affect the Company's to retain or attract coal customers. Increased competition from the Illinois Basin, the threat of increased production from competing mines and natural gas price declines with large basis differentials have all historically contributed to soft market conditions. In the past, high demand for coal and attractive pricing brought new investors to the coal industry, leading to the development of new mines and added production capacity. Subsequent overcapacity in the industry has contributed, and may in the future contribute, to lower coal prices.Potential changes to international trade agreements, trade concessions, foreign currency fluctuations or other political and economic arrangements may benefit coal producers operating in countries other than the United States. The Company cannot assure you that it will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable foreign trade policies or other arrangements. Coal is sold internationally in U.S. dollars and, as a result, general economic conditions in foreign markets and changes in foreign currency exchange rates may provide international competitors with a competitive advantage. If our competitors’ currencies decline against the U.S. dollar or against our overseas customers’ local currencies, those competitors may be able to offer lower prices for coal to customers. Furthermore, if the currencies of our overseas customers, if any, were to significantly decline in value in comparison to the U.S. dollar, those customers may seek decreased prices for the coal the Company sells to them. Consequently, currency fluctuations could adversely affect the competitiveness of our coal in international markets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.The most important factors on which the Company expects to compete are delivered price (i.e., the cost of coal delivered to the customer, including transportation costs, which are generally paid by our customers either directly or indirectly), coal quality characteristics, contract flexibility (e.g., volume optionality and multiple supply sources) and reliability of supply. Some competitors may have, among other things, larger financial and operating resources, lower per ton cost of production, or relationships with specific transportation providers. The competition among coal producers may impact our ability to retain or attract customers and could adversely impact our revenues and cash available for distribution. In addition, declining prices from an oversupply of coal in the market could reduce our revenues and cash available for distribution.Foreign Operations and Government Regulation RisksThe Company’s projects are located in the USA and, as such, the operations are exposed to various levels of political, economic and other risks and uncertainties. Changes in mining or investment policies or shifts in political attitude in the USA, changes to US legislation or government policies that affect coal mining, processing, development and mineral exploration activities, income tax laws, royalty regulations, government subsidies and environmental issues, may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, increasingly stringent standards for carbon dioxide pollution, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.The mining, processing and development activities of the projects are subject to various laws in the USA governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, indigenous land claims, and other matters.Furthermore, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development or adversely impact the Group’s mineral properties. Amendments to current laws and regulations governing operations and activities of mining, including those aimed at reducing greenhouse gas emissions, or more stringent implementation thereof, could have a substantial adverse impact on the Company. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure, could result in loss, reduction or challenging of its interests. Due to the extensive regulatory requirements, violation of laws, regulations and permits may occur at our operations from time to time and may result in significant costs to us to correct the violations, as well as substantial civil or criminal penalties and limitations or shutdowns of the Company's operations.

 21  NASDAQ:PNRL ASX:PNL  KEY RISKS (cont.)  The Company relies on key personnelThe Company is dependent on a number of key management personnel, including the services of certain key employees and consultants. The Company’s ability to manage its development and mining activities will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and a skilled workforce. The loss of the services of one or more key management personnel could have a material adverse effect on the Company’s ability to manage and expand the business.It may be difficult for the Company to attract and retain suitably qualified and experienced people, given the modest size of the Company compared with other industry participants. If the Company cannot do so, this could have a material adverse effect on the Company’s ability to manage and expand the business.Health, safety and environment A range of health, safety and environmental risks exist with coal mining activities. Accidents, environmental incidents and real or perceived threats to the environment could result in a loss of the Group’s social licence to operate leading to delays, disruption or the shut-down of operations. Federal and state regulatory authorities in the USA following significant health and safety incidents, such as fatalities, can order a facility to be temporarily or permanently closed. Potential environment and safety risks include equipment failure, human errors in underground operations, vehicle and mining equipment interactions, roof fall hazards in underground operations, and fires and explosions from methane and other sources. The Group has a comprehensive environmental, health and safety management system to mitigate the risk of incidents and to ensure compliance with environmental and safety laws.The Company has uninsured risksThe business of the Company is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions and floods. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Company or others, delays in mining, monetary losses and possible legal liability.Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.The Company’s partners, contractors and agents may become insolventThe Directors are unable to predict the risk of financial failure or default by a participant in any venture to which the Company is, or may become a party; or insolvency or other managerial failure by any of the contractors used by the Company in any of its activities; or insolvency or managerial failure by any of the other service providers used by the Company for any activity.Litigation risksLegal proceedings may arise from time to time in the course of the Company's activities from parties such as suppliers, customers, regulatory agencies, environmental groups and/or investors. There have been a number of cases where the rights and privileges of mining and exploration companies have been the subject of litigation. The Directors cannot preclude that such litigation may be brought against the Company or a member of the Company in the future from time to time.DividendsPayment of future dividends by the Company will be at the discretion of the Company's Board after taking into account many factors, including, but not limited to, the Company's operating results, financial condition and current and anticipated cash needs. As a result, shareholders may have to rely on capital appreciation, if any, to earn a return on investment in the Company in the foreseeable future. Furthermore, the Company may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.Changes in law, government policy and accounting standardsThe Company’s activities may be impacted by regulatory or other changes implemented by the United States of America, the Commonwealth or Western Australian Governments. A change in laws that impact on the Company's operations, such as land access, environmental protection, carbon emissions, labour, mining, taxation and royalties, could have an adverse impact on the Company's operations. Mining industry activities are subject to discretionary regulations and approvals, the exercise of which cannot always be predicted. Changes in accounting standards or the interpretation of those accounting standards that occur after the date of this presentation may impact adversely on the Company’s reported financial performance.InsuranceThe Company intends to ensure that insurance is maintained to address insurable risks within ranges of coverage the Company believes to be consistent with industry practice, having regard to the nature of the Company's activities. However, no assurance can be given that the Company will be able to obtain insurance cover for all risks faced by the Company at reasonable rates or that the insurance cover it arranges will be adequate and available to cover all possible claims. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the business, financial condition and results of the Company. Global financial conditionsGlobal economic conditions, both domestic and global, may affect the performance of the Group. Adverse changes in macroeconomic conditions, including global and U.S. growth rates, the cost and availability of credit, the rate of inflation, interest rates, exchange rates, government policy and regulations, general consumption and consumer spending, input costs, employment rates and industrial disruptions, among others, are variables which while generally outside the Group’s control. A slowdown in the financial markets or other economic conditions may result in material adverse impacts on the Group’s businesses and its operational and financial performance, and position.

 22  NASDAQ:PNRL ASX:PNL  KEY RISKS (cont.)  Economic downturns and disruptions in the global financial  Economic downturns and disruptions in the global financial markets have from time to time resulted in, among other things, extreme volatility in securities prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. These sorts of disruptions, and in particular, the tightening of credit in financial markets, could result in a decrease in the demand for and the price of coal. Changes in the value of the U.S. dollar relative to other currencies, particularly where imported products are required for the mining process, could result in materially increased operating expenses. Any prolonged global, national or regional economic recession or other similar events could adversely affect the demand for and price of coal.CustomersThe Company depends on a limited number of customers for a significant portion of its revenues. The failure to obtain additional customers or the loss of all or a portion of the revenues attributable to any customer as a result of competition, creditworthiness, inability to negotiate extensions or replacement of contracts or otherwise, could have adversely affect our financial condition, results of operations or cash flows. A shortage of skilled mining labour in the United States Efficient coal mining using complex and sophisticated techniques and equipment requires skilled labourers proficient in multiple mining tasks, including mining equipment maintenance. Any shortage of skilled mining labour reduces the productivity of experienced employees who must assist in training unskilled employees. If a shortage of experienced labour occurs, it could have an adverse impact on our labour productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal, which could adversely affect our financial condition or results of operations.Coal competes with natural gas and renewable energy sourcesCoal competes with natural gas and renewable energy sources, and the price of these sources can therefore affect coal sales. The natural gas market has been volatile historically and prices in this market are subject to wide fluctuations in response to relatively minor changes in supply and demand. Changes in supply and demand could be prompted by any number of factors, such as worldwide and regional economic and political conditions; the level of global exploration, production and inventories; natural gas prices; and transportation availability. Natural gas prices have declined significantly in recent years and may continue to decline, which could lead to reduced coal sales and have a material adverse effect on our financial condition, results of operations or cash flows.In addition, state and federal mandates in the USA for increased use of electricity from renewable energy sources also have an impact on the market for our coal. Several states in the USA have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a similar uniform, national standard although none of these proposals have been enacted to date. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal. Any reduction in the amount of coal consumed by electric power generators could reduce the price of coal that the Company mines and sells, thereby reducing our revenues and materially and adversely affecting our business and results of operations.Major equipment and plant failures The Company expects to depend on several major pieces of mining equipment and preparation plants to produce and ship coal, including, but not limited to, longwall mining systems, preparation plants, and transloading facilities. If any of these pieces of equipment or facilities suffered major damage or were destroyed by fire, abnormal wear, flooding, incorrect operation or otherwise, the Company may be unable to replace or repair them in a timely or cost efficient manner.UnionsNone of the Company's employees are currently represented under collective bargaining agreements. However, under the U.S. National Labor Relations Act, employees have the right at any time to form or affiliate with a union. Any future unionization of our employees or the employees of third-party contractors who mine coal for the Company could adversely affect the stability of production and reduce profitability. Therefore, all of the Company's work force may not remain union-free in the future, and legislative, regulatory or other governmental action could make it more difficult to remain union-free. If some or all of the Company's currently union-free operations were to become unionized, it could adversely affect productivity and increase the risk of work stoppages. In addition, even if the Company remains union-free, its operations may still be adversely affected by work stoppages at unionized companies, particularly if union workers were to orchestrate boycotts against the Company's operations.Conflicts with competing holders of mineral rights and rights to use adjacent, overlying or underlying landsThe Company's operations at times face potential conflicts with holders of other mineral interests such as coalbed methane, natural gas and oil reserves. Some of these minerals are located on, or are adjacent to, some of the Company's coal reserves and active operations, potentially creating conflicting interests between the Company and the holders of those interests. From time to time the Company acquires these minerals ourselves to prevent conflicting interests from arising. If, however, conflicting interests arise and the Company does not acquire the competing mineral rights, the Company may be required to negotiate its ability to mine with the holder of the competing mineral rights. Furthermore, the rights of third parties for competing uses of adjacent, overlying or underlying lands, such as oil and gas activity, coalbed methane, pipelines, roads, easements and public facilities, may affect the Company's ability to operate as planned if its title is not superior or arrangements cannot be negotiated. If the Company is unable to reach an agreement with these holders of such rights, or to do so on a cost-effective basis, the Company may incur increased costs and its ability to mine could be impaired, which could materially and adversely affect the Company's business and results of operations.

 KEY RISKS (cont.)  Fluctuations in transportation costs and the availability or reliability of transportationThe Company expects that transportation costs will represent a significant portion of the total cost of coal for its customers and, as a result, the cost of transportation will be a critical factor in a customer’s purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make the Company's coal production less competitive than coal produced from other sources. Disruption of transportation services due to weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts, bottlenecks or other events could temporarily impair our ability to supply coal to customers. Due to the difficulty in arranging alternative transportation, these operations are particularly at risk to disruptions, capacity issues or other difficulties with that carrier’s transportation services, which could adversely impact our revenues and results of operations. The Company's transportation providers may face difficulties in the future that may impair its ability to supply coal to our customers, resulting in decreased revenues. If there are disruptions of the transportation services provided by the Company's primary rail or barge carriers that transport its coal and the Company is unable to find alternative transportation providers to ship its coal, its business could be adversely affected. Conversely, significant decreases in transportation costs could result in increased competition from coal producers in other parts of the USA. For instance, difficulty in coordinating the many eastern coal loading facilities, the large number of small shipments, the steeper average grades of the terrain and a more unionized workforce are all issues that combine to make coal shipments originating in the eastern United States inherently more expensive on a per-mile basis than coal shipments originating in the western United States. Historically, high coal transportation rates from the western coal producing areas into certain eastern markets limited the use of western coal in those markets. Lower rail rates from the western coal producing areas to markets served by eastern U.S. coal producers have created major competitive challenges for eastern coal producers. In the event of further reductions in transportation costs from western coal producing areas, the increased competition with certain eastern coal markets could have a material adverse effect on our business, financial condition and results of operations. Access to infrastructureMining, processing, development and exploration activities depend, to a significant degree, on adequate infrastructure. In the course of developing future mines, the Company, may need to construct and support the construction of infrastructure, which includes permanent water supplies, tailings storage facilities, power, maintenance facilities and logistics services and access roads. Reliable rail facilities, roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could materially adversely affect the Company's operations, financial condition and results of operations. Any such issues arising in respect of the supporting infrastructure or on the Company's sites could materially adversely affect the Company's results of operations or financial condition. Furthermore, any failure or unavailability of the Company's operational infrastructure (for example, through equipment failure or disruption to its transportation arrangements) could materially adversely affect the production output from its mines or impact its exploration activities or development of a mine or project.Interruptions to supply of services and equipment may have a material adverse effect on operationsThe Company relies on the supply and availability of various services and equipment in order to successfully run its operations. For example, timely delivery of mining equipment and availability of such equipment is essential to the Company's ability to produce coal.Exploration RisksThe exploration for and development of mineral deposits is speculative and involves significant risks. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices, government regulation, land tenure, land use, and environmental protection. There is no certainty that the expenditures made by the Company towards the search for, and evaluation of mineral deposits, will result in discoveries of commercial quantities of ore.Capital requirements and debt finance risk The Company plans to fund its operations with existing cash balances, debt financing and future cash flows from operations. Accordingly the Company's funding plans may be negatively affected by unavailability of debt finance, higher than anticipated capital expenditures or lower than expected cash flow from operations. If the Company requires further funding for the development of the Poplar Grove Coal Mine, and sufficient funds are not available from either debt or equity markets to satisfy the Company’s requirements, the Company may be required to reduce the scope of its operations and scale back its development programme as the case may be. There is no guarantee that the Company will be able to secure any additional funding or be able to secure funding on terms favourable to the Company.Feasibility StudyFeasibility studies, including the Company's bankable feasibility study, are used to determine the economic viability of a mineral deposit. Such studies require the Company to make numerous assumptions, including assumptions about capital and operating costs and future coal prices. These assumptions are made at the time the study is completed based on information then available. Actual costs or revenues may vary significantly and adversely from the estimates used in such studies, including the bankable feasibility study. Accordingly, the economic viability of the Poplar Grove Mine, or the amount of mineral deposits that the Company will be able to economically extract, may differ materially from previous estimates provided by the Company.Regulatory riskMining companies must obtain numerous regulatory permits that impose strict conditions on various environmental and safety matters in connection with coal mining. The permitting rules are complex and change over time, potentially in ways that may make mining companies' ability to comply with the applicable requirements more difficult or impractical or even preclude the continuation of ongoing operations or the development of future mining operations. If the Company is unable to obtain and renew applicable permits, leases or other rights necessary for its operations, there may be adverse implications for the Company's production, results of operations or cash flow.

 KEY RISKS (cont.)  1.3 General investment risksPrice of SharesThe Shares are subject to general market risks applicable to all securities listed on a stock exchange. This may result in fluctuations in the Share price that are not explained by the performance of the Company.The price at which Shares are quoted on the ASX may increase or decrease due to a number of factors, some of which may not relate directly or indirectly to the Company's performance or prospects.There is no assurance that the price of the Shares will increase in the future, even if the Company's earnings increase.Some of the factors which may affect the price of the Shares include:fluctuations in the domestic and international markets for listed stocks;general economic conditions, including interest rates, inflation rates, exchange rates, commodity and oil prices or changes to government;fiscal, monetary or regulatory policies, legislation or regulation;inclusion in or removal from market indices;the nature of the markets in which the Company operates;general operational and business risks;variations in sector performance, which can lead to investors exiting one sector to prefer another; andinitiatives by other sector participants which may lead to investors switching from one stock to another.Deterioration of general economic conditions may also affect the Company's business operations, and the consequent returns from an investment in Shares.In the future, the sale of large parcels of Shares may cause a decline in the price at which the Shares trade on ASX.Tax law and applicationThe application of and change in relevant tax laws (including income tax, goods and services tax (or equivalent), rules relating to deductible liabilities, or changes in the way those tax laws are interpreted, will or may impact the tax liabilities of the Company or the tax treatment of a Shareholder's investment. An interpretation or application of tax laws or regulations by a relevant tax authority that is contrary to the Company's view of those laws may increase the amount of tax paid or payable by the Company.Both the level and basis of tax may change. Any changes to the current rate of company income tax (in Australia of the United States) and / or any changes in tax rules and tax arrangements (again in Australia or the United States) may increase the amount of tax paid or payable by the Company, may also impact Shareholder returns and could also have an adverse impact on the level of dividend franking / conduit foreign income and Shareholder returns. In addition, an investment in Shares involves tax considerations which may differ for each Shareholder. Each Shareholder is encouraged to seek professional tax advice in connection with any investment in the Company. Force majeure eventsEvents may occur within or outside Australia and the United States that could impact upon global, Australian, US or other local economies relevant to the Company's financial performance, the operations of the Company and the price of the Shares. These events include but are not limited to acts of terrorism, an outbreak of international hostilities, fires, floods, earthquakes, labour strikes, civil wars, natural disasters, outbreaks of disease or other man-made or natural events or occurrences that can have an adverse effect on the demand for the Company's services and its ability to conduct business. The Company has only a limited ability to insure against some of these risks.Accounting standardsAustralian Accounting Standards (AAS) are adopted by the AASB and are not within the control of the Company and its Directors. The AASB may, from time to time, introduce new or refined AAS, which may affect the future measurement and recognition of key statement of profit or loss and statement of financial position items. There is also a risk that interpretation of existing AAS, including those relating to the measurement and recognition of key statement of profit or loss or statement of financial position items may differ. Any changes to the AAS or to the interpretation of those standards may have an adverse effect on the reported financial performance and position of the Company.Shareholder dilutionIn the future, the Company may elect to issue further Shares in connection with fundraisings, including to raise proceeds for acquisitions. While the Company will be subject to the constraints of the Listing Rules regarding the percentage of its capital it is able to issue within a 12 month period (other than where exceptions apply), Shareholders may be diluted as a result of such fundraisings.Trading in Shares may not be liquidThere is no guarantee that there will be an ongoing liquid market for the Shares. Accordingly, there is a risk that, should the market or the Shares become illiquid, the Shareholders will be unable to realise their investment in the Company.

 KEY RISKS (cont.)  General economic and financial market conditionsThe operating and financial performance of the Company is influenced by a variety of general domestic and global economic and business conditions that are outside the control of the Company. There is a risk that prolonged deterioration in general economic conditions may impact the demand for the Company's products and negatively impact the Company's financial performance, financial position, cash flows, dividends, growth prospects and Share price.1.4 Investment highly speculativeThe above list of risks ought not to be taken as exhaustive of the risks faced by the Company or by prospective investors in the Company. The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of the Company and the value of the New Shares. The New Shares carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those Shares. Prospective investors should consider that the investment in the Company is highly speculative and should consult their professional advisers before deciding whether to apply for New Shares.

 26  NASDAQ:PNRL ASX:PNL  INTERNATIONAL OFFER RESTRICTIONS  This document does not constitute an offer of new ordinary shares of Paringa in any jurisdiction in which it would be unlawful. In particular, this document may not be distributed to any person, and the New Shares may not be offered or sold, in any country except to the extent permitted below.AustraliaThe information in this document has been prepared on the basis that all offers of New Shares will be made to Australian resident investors to whom an offer of shares for issue may lawfully be made without disclosure under Part 6D.2 of the Corporations Act 2001 (Cth). This document is not a prospectus, product disclosure statement or any other form of disclosure document regulated by the Corporations Act 2001 (Cth) and has not been and will not be lodged with ASIC. Neither ASIC nor ASX take any responsibility for the contents of this document. Accordingly, this document may not contain all information which a prospective investor may require to make a decision whether to subscribe for New Shares and it does not contain all of the information which would otherwise be required by Australian law to be disclosed in a prospectus, product disclosure statement or any other form of disclosure document regulated by the Corporations Act 2001 (Cth). This document does not take into account the investment objectives, financial situation or needs of any particular person. Accordingly, before making any investment decision in relation to the offer of New Shares or any other transaction in relation to Paringa shares, you should assess whether that transaction is appropriate in light of your own financial circumstances or seek professional advice.European Union This document has not been, and will not be, registered with or approved by any securities regulator in the European Union. Accordingly, this document may not be made available, nor may the New Shares be offered for sale, in the European Union except in circumstances that do not require a prospectus under Article 1(4) of Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union (the "Prospectus Regulation"). In accordance with Article 1(4)(a) of the Prospectus Regulation, an offer of New Shares in the European Union is limited to persons who are "qualified investors" (as defined in Article 2(e) of the Prospectus Regulation).Hong KongWARNING: This document has not been, and will not be, registered as a prospectus under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, nor has it been authorised by the Securities and Futures Commission in Hong Kong pursuant to the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong (the "SFO"). No action has been taken in Hong Kong to authorise or register this document or to permit the distribution of this document or any documents issued in connection with it. Accordingly, the New Shares have not been and will not be offered or sold in Hong Kong other than to "professional investors" (as defined in the SFO and any rules made under that ordinance).No advertisement, invitation or document relating to the New Shares has been or will be issued, or has been or will be in the possession of any person for the purpose of issue, in Hong Kong or elsewhere that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Shares that are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors. No person allotted New Shares may sell, or offer to sell, such securities in circumstances that amount to an offer to the public in Hong Kong within six months following the date of issue of such securities.The contents of this document have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice.New Zealand This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the "FMC Act"). The New Shares are not being offered to the public within New Zealand other than to existing shareholders of the Company with registered addresses in New Zealand to whom the offer of these securities is being made in reliance on the FMC Act and the Financial Markets Conduct (Incidental Offers) Exemption Notice 2016.Other than in the entitlement offer, the New Shares may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;is large within the meaning of clause 39 of Schedule 1 of the FMC Act;is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; oris an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.SingaporeThis document and any other materials relating to the New Shares have not been, and will not be, lodged or registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this document and any other document or materials in connection with the offer or sale, or invitation for subscription or purchase, of New Shares, may not be issued, circulated or distributed, nor may the New Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore except pursuant to and in accordance with exemptions in Subdivision (4) Division 1, Part XIII of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), or as otherwise pursuant to, and in accordance with the conditions of any other applicable provisions of the SFA.This document has been given to you on the basis that you are (i) an existing holder of the Company’s shares, (ii) an "institutional investor" (as defined in the SFA) or (iii) an "accredited investor" (as defined in the SFA). In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.Any offer is not made to you with a view to the New Shares being subsequently offered for sale to any other party. There are on-sale restrictions in Singapore that may be applicable to investors who acquire New Shares. As such, investors are advised to acquaint themselves with the SFA provisions relating to resale restrictions in Singapore and comply accordingly.

 INTERNATIONAL OFFER RESTRICTIONS  SwitzerlandThe New Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the New Shares (i) constitutes a prospectus or a similar notice as such terms are understood under art. 652a, art. 752 or art. 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of art. 27 et seqq. of the SIX Listing Rules or (ii) has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of New Shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).Neither this document nor any other offering material relating to the New Shares may be publicly distributed or otherwise made publicly available in Switzerland. The New Shares will only be offered to regulated financial intermediaries such as banks, securities dealers, insurance institutions and fund management companies as well as institutional investors with professional treasury operations. This document is personal to the recipient and not for general circulation in Switzerland.United KingdomNeither this document nor any other document relating to the offer has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended ("FSMA")) has been published or is intended to be published in respect of the New Shares. This document is issued on a confidential basis to "qualified investors" (within the meaning of section 86(7) of the FSMA) in the United Kingdom, and the New Shares may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) of the FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received in connection with the issue or sale of the New Shares has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of the FSMA does not apply to the Company.In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 ("FPO"), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together "relevant persons"). The investments to which this document relates are available only to, and any offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.United StatesThis document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The New Shares have not been, and will not be, registered under the U.S. Securities Act and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

 MINERAL RESOURCES AND ORE RESERVES   28  Coal Resources (inclusive of Coal Reserves) - Buck Creek Complex          Category  Coal Resource (Mt)  Calorific Value* (Btu/lb)  Ash* (%)  Yield* (%)  Measured  103.0  11,945  8.52  90.9  Indicated  227.3  11,945  8.52  90.9  Inferred  -  -  -  -  Total  330.3  11,945  8.52  90.9  Coal Reserves - Buck Creek Complex         Category  Recoverable Coal Reserve* (Mt)  Marketable Coal Reserve (Mt)  Product Yield (%)  Proven  44.3  33.9  76.54  Probable  91.4  70.0  76.54  Total  135.7  103.9  76.54  * Coal quality specifications include an addition of 4% moisture to the equilibrium moisture which is intended to represent the true moisture of a saleable product (to approximate the as received basis)  * Includes dilution  Coal Reserves as at June 30, 2019 reported in accordance with the 2012 Edition of the JORC Code

 MATERIAL ASSUMPTIONS  29  Assumptions  Poplar Grove  Maximum Accuracy Variation  +/- 10%  Minimum LOM  25 years  Mining Method  Underground / room-and-pillar  Modelled Seam Thickness  3.8 feet  Average Mining Height  4.6 feet  Total Work Days per Year  255  Productivity Rate (feet advance per unit shift at steady state production)  505 feet (mains) / 560 feet (panels)  Annual ROM Coal Production (at steady state production)  3.6 Mtpa  Capacity CHPP  400 raw tons per hour  Yield CHPP (5 year average, including ramp-up)  73.0%   Processing Method  Dense Media 2-stage  Annual Clean Coal Production (at steady state production)  2.8 Mtpa  Coal sales pricing range  $40.82 – $45.65 per ton  Total Average Operating Costs (excl. Corporate Overhead)  US$31.89 per ton  Total Average Sustaining Capital Costs  US$1.24 per ton  Mine Royalty (4% of Gross Sales Value less taxes and fees)  4.0%  Tribeca Royalty (2% of Gross Sales)  2.0%  Leased Equipment - Operating Lease  Included in Average Direct Mining Costs  Leased Equipment - Interest Rate  7%   Leased Equipment - Term  5 years  Leased Equipment - Original Cost  US$43.8 million  Leased Equipment - Deposit  10%  Leased Equipment - Residual Value  0%  Kentucky State Severance Taxes  4.5%  Coal Specification  11,360 Btu/lb  Corporate / State Tax Rate  21% / 5%  Material assumptions included in the Company’s operating and financial projections for the period 2020-2023

 30  Paringa Resources Limited | ASX : PNL | NASDAQ : PNRL T: +61 8 9322 6322  |  F: +61 8 9322 6558  E: info@paringaresources.com  |  www.paringaresources.comMine office: 373 Whobry Road, Rumsey KY 42371, UNITED STATESNew York office: 28 West 44th Street, Suite 810, New York NY 10036, UNITED STATESRegistered office: Level 9, BGC Centre, 28 The Esplanade, Perth WA 6000, AUSTRALIA ABN: 44 155 933 010  FOLLOW US